Exhibit 99.1

PAN AMERICAN SILVER DELIVERS RECORD EARNINGS
AND OPERATING CASH FLOWS
FOR FIRST QUARTER 2008
(All amounts in US dollars unless otherwise stated)

Vancouver, B.C. – May 13, 2008 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) today reported unaudited financial and operating results for the first quarter ended March 31, 2008.  The Company also provided an update on production, operations and an outlook for the balance of 2008 for all eight of its operating and development properties.

Geoff Burns, President and CEO commented: “We’ve had an outstanding start to 2008, building on the momentum we generated in the second half of last year.  Record earnings, record cash flow from operating activities, record mine operating earnings and record sales; by all measures the first quarter of 2008 was the best quarter in the Company’s history.  Lead by our Alamo Dorado mine in Mexico, our key operations delivered outstanding results.  We also made great strides in completing the construction of our Manantial Espejo project in Argentina which we intend to start up in the third quarter this year.  Pan American is well positioned to realize our 14th consecutive year of production growth and, with good reason, I believe the best is still ahead.“

First Quarter Highlights
•  Silver production increased 36% to 4.5 million ounces
•  Cash cost of silver production was $3.70 per ounce, down 19% from Q4 2007 †
•  Sales increased 126% to a record $108.8 million
•  Net income climbed 47% to a record $30.2 million or $0.38/share
•  Mine operating earnings rose more than three fold, to a record $48.4 million
•  Record cash flow from operations of $45.4 million (before changes in non-cash working capital).  An increase of  231% from year-earlier period
•  Construction of Manantial Espejo mine 78% complete with start-up scheduled for the third quarter of 2008

† Cash costs are a non-GAAP measure.
* Financial information in this news release is based on Canadian GAAP.

Financial Results

Sales in the first quarter increased 126% from 2007 to a quarterly record of $108.8 million.  Sales benefited from significant increases in silver produced and sold as well as much higher realized silver prices.

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Cost of sales for the quarter was $50.5 million, up from $29.0 million in the first quarter of 2007.  Most of this increase was directly attributable to the greater quantities of production sold relative to a year ago and, to a lesser degree, to the effects of industry-wide cost increases in labour, energy and consumables.

Mine operating earnings rose 225% to a new high of $48.4 million.

Consolidated net income for the three months ended March 31, 2008 was a record $30.2 million or $0.38 per share, a 47% increase over the $20.4 million or $0.27 per share in the same period in 2007.

Cash flow from operations before changes in working capital increased 231% to a new quarterly high of $45.4 million.

Capital expenditures for the quarter totaled $45.1 million, of which $33.0 million was dedicated to the construction of Manantial Espejo in Argentina.  Pan American’s newest silver mine was approximately 78% complete at the end of the quarter and is scheduled for a third quarter start up.

In February the Company received over $43.9 million from the exercise of almost four million warrants that were issued when Pan American acquired Minera Corner Bay in 2003 (then owner of the Alamo Dorado project).

At March 31, 2008 Pan American’s working capital totaled $233.5 million, up from $186.3 million at December 31, 2007.  The significant increase in working capital reflects the strong first quarter operating and financial performance coupled with the receipt of funds from the warrant exercise.

Production And Operations

Pan American produced 4.5 million ounces of silver, 36% more than in the first quarter of 2007.  Alamo Dorado, Pan American’s largest silver mine, is now producing above feasibility levels and contributed over 1.42 million ounces of silver during the first quarter of 2008.  La Colorada and Huaron also had a very solid first quarter and produced 1.0 million and 0.95 million ounces of silver respectively.

Consolidated cash cost of silver production was $3.70 per ounce.  This was higher than the $2.98 per ounce realized in the same period last year; however, it was also significantly less than the $4.50 per ounce recorded in the fourth quarter of 2007 and well below the Company’s full year 2008 forecast of $4.27 per ounce.  “Our cash costs, are still being pushed by industry-wide inflationary pressures, but I am pleased to see we were well below our full year cash cost forecast as we benefited from increased by-product production, particularly gold, and higher than forecasted silver production.” said Mr. Burns.

Morococha was the Company’s lowest cost mine during the first quarter, with cash costs of $0.60 per ounce, while cash costs at Huaron and Quiruvilca were well below forecast at $3.50 and $3.62 per ounce respectively.

Peru

The Morococha mine (89.4% owned) produced 0.67 million ounces of silver to the company’s account during the first quarter at a cash cost of $0.60 per ounce.  Quarterly production was above the comparable period in 2007 as increased tonnes processed more than offset modestly lower silver grades.  Progress of the Manto Italia development ramp continued into 2008 and is more than half complete.  This two year project will provide long term access to numerous untapped mining zones.

First quarter production at Huaron was 0.95 million ounces of silver, 2% ahead of the first quarter of last year.  Huaron is now mining and processing consistently at over 62,500 tonnes per month, an increase of 8% as compared to 2007.  Cash costs per ounce were $3.50.  Long term development work continued to focus on a major mine deepening program that aims to access recently discovered high grade ore below the 250 level.

Silver production at the Quiruvilca mine was 0.35 million ounces, down 14% from the comparable 2007 period. The decrease in silver production at Quiruvilca was expected and was the result of mining deeper in the mineralized system where silver grades are lower. Cash costs for the quarter were $3.62 per ounce, up from $2.33 per ounce a year ago and reflect the lower silver production.

The Silver Stockpile operation produced 0.07 million ounces of silver in the first quarter at a cash cost of $5.59 per ounce.

Mexico

Alamo Dorado was the Company’s standout operation in the first quarter of 2008, producing 1.42 million ounces of silver.  Alamo Dorado also produced approximately 4,800 ounces of gold in the first quarter.  The mine is now producing above feasibility estimates and cash costs were 30% lower than this year’s forecast at $3.22 per ounce due to higher silver production and higher gold by-product credits.  Improvements in the refinery and the electrowinning process are under way and are expected to contribute to further production gains in the second quarter.

The La Colorada mine had another excellent quarter.  Silver production was 1.0 million ounces, up 17% from the first quarter of 2007 as a 30% increase in tonnes of ore processed more than offset an 18% decrease in silver grades.  Cash costs declined by 4%, primarily reflecting increased production and efficiency improvements.  La Colorada continues to be the site of substantial exploration activity, with three diamond drill rigs working at the property.

Bolivia

Mining at the high grade silver-zinc San Vicente mine continued through the first quarter, with 49,000 ounces of silver produced.  The major expansion of San Vicente proceeded on schedule, with capital expenditures totaling $6.3 million during the quarter.  The project is expected to be completed as planned by the end of 2008.

Argentina

Construction activities at Manantial Espejo continued to progress towards a third quarter start up.  At the end of March the project was 78% complete.  The Maria and Melissa underground ramps have both intersected the main ore zones and level development in preparation for stope mining has commenced in both zones.  Open-pit pre-stripping at both the Maria and Karina union pits continued as planned.  To date over 172,000 tonnes of ore have been stockpiled in anticipation of completing the process facility.  Committed expenditures on Manantial Espejo were $154 million at the end of the quarter and we still expect to be within 5% of the $185 million capital budget when commissioning starts in a few months time.  Manantial is forecast to produce 1.4 million ounces of silver and 27,000 ounces of gold in 2008 at negative cash costs.

Silver Markets

According to the recently released World Silver Survey 2008 prepared by GFMS the silver price averaged $ 13.37/oz in 2007, a 16% increase over 2006 and a stronger performance than that of gold, platinum and palladium last year. The upward trend continued during the first quarter of 2008, when silver averaged $17.59/oz. A key development in silver's recent surge appears to be the increased interest from investors as demonstrated by the launch of the silver Exchange Traded Funds in 2006, which now hold over 180 million ounces of silver. Simultaneously, industrial demand for silver saw a sixth consecutive year of growth according to GFMS. Demand from industrial applications increased 7% while total global fabrication demand rose 1%. At the same time, global supply declined by 2%, in spite of the significant price increase.

Overall the fundamentals continue to point towards strong silver prices for the foreseeable future.

Outlook

Pan American's seven producing mines are operating as planned and development and expansion activities at Manantial Espejo and San Vicente are expected to be completed this year. The Company's financial position is excellent, with ample working capital to complete our current construction plans and finance our aggressive exploration and business development activities. In 2008 Pan American expects to produce 19.5 million ounces of silver at a cash cost of $4.31 per ounce, which will make it the second largest primary silver producer in the world.

***
About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru and Bolivia.  An eighth mine in Argentina is scheduled to commence operations in the second half of 2008.

Selected Financial and Operating Highlights for the first quarter 2008 are attached to this news release.  These should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which are available on the Company’s website at www.panamericansilver.com, and have been posted on Sedar at www.sedar.com.

The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  The measure is widely used in the silver mining industry as a benchmark for performance, but does not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 6 of the MD&A.

Technical information contained in this press release has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101.

Pan American will host a conference call to discuss financial and operating results on Wednesday, May 14, 2008 at 8:00 am PT (11:00 am ET).  North American participants dial toll-free 1-800-300-0053 and international participants dial 1-647-427-3420.  The call will also be broadcast live on the Internet at http://www.investorcalendar.com/IC/CEPage.asp?ID=128475.    Listeners may also gain access by logging on at www.panamericansilver.com.  The call will be available for replay for one week after the call by dialing 1-800-677-8849 (for North American callers) and 1-402-220-1454 (for international callers) and entering passcode 44437346.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
kcordero@panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING, BUDGET AND EXPENDITURES FOR CONSTRUCTION ACTIVITIES AT MANANTIAL ESPEJO AND SAN VICENTE, THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS AND PROJECTED CASH COSTS PER OUNCE, THE ADEQUACY OF CAPITAL OR THE REQUIREMENTS FOR ADDITIONAL CAPITAL, EXPECTATIONS REGARDING FUTURE SILVER PRICES, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Financial & Operating Highlights

	Three months ended
	March 31,
	2008	2007

Consolidated Financial Highlights (in thousands of US dollars)
(Unaudited)

Net income for the period	$30,157	$20,435
Basic earnings per share	$0.38	$0.27
Mine operating earnings	$48,375	$14,874
Cash flow from operations (excluding changes in operating assets and liabilities)	$45,412	$13,727
Capital spending	$43,513	$19,272
Cash and short-term investments	$136,245	$162,342
Working capital	$233,466	$207,355

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	932,715	637,589
Silver metal - ounces	4,509,261	3,344,084
Zinc metal - tonnes	9,404	9,554
Lead metal - tonnes	4,236	3,734
Copper metal - tonnes	1,408	1,303
Gold metal - ounces	6,809	2,908

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce (1)	$3.70	$2.98
Total production cost per ounce (1)	$6.47	$4.75

Payable ounces of silver (used in cost per ounce calculations)	4,227,256	3,069,553

Average Metal Prices
Silver - London Fixing	$17.59	$13.29
Zinc - LME Cash Settlement per tonne	$2,426	$3,460
Lead - LME Cash Settlement per tonne	$2,891	$1,787
Copper - LME Cash Settlement per tonne	$7,763	$5,941
Gold – London Fixing	$925	$650

Mine Operations Highlights	Three Months ended
	March 31
	2008	2007

Huaron Mine

Tonnes milled	187,532	180,825
Average silver grade - grams per tonne	194	197
Average zinc grade	2.33%	2.81%
Silver metal – ounces	946,082	927,093
Zinc metal – tonnes	2,924	3,294
Lead metal – tonnes	1,711	1,767
Copper metal – tonnes	391	344
Gold metal - ounces	403	927

Total cash cost per ounce (1)	$3.50	$1.99
Total production cost per ounce (1)	$4.80	$3.19

Payable ounces of silver (used in cost per ounce calculation)	854,182	833,160

Morococha Mine (89.4% ownership)

Tonnes milled	157,721	146,133
Average silver grade – grams per tonne	157	163
Average zinc grade	3.12%	3.34%
Silver metal – ounces	667,697	638,904
Zinc metal – tonnes	4,106	4,066
Lead metal – tonnes	1,741	1,234
Copper metal – tonnes	447	549
Gold metal - ounces	305	116

Total cash cost per ounce (1)	$0.60	(4.20)
Total production cost per ounce (1)	$2.68	(2.35)

Payable ounces of silver (used in cost per ounce calculations)	597,937	575,958

Quiruvilca Mine

Tonnes milled	91,962	89,201
Average silver grade - grams per tonne	144	169
Average zinc grade	2.43%	2.43%
Silver metal – ounces	353,785	403,919
Zinc metal – tonnes	1,792	1,780
Lead metal – tonnes	558	595
Copper metal – tonnes	558	381
Gold metal - ounces	417	313

Total cash cost per ounce (1)	$3.62	$2.33
Total production cost per ounce (1)	$6.08	$3.81

Payable ounces of silver (used in cost per ounce calculation)	325,985	373,430

	Three Months ended
	March 31
	2008	2007

La Colorada Mine

Tonnes milled	95,409	68,469
Average silver grade - grams per tonne	375	458
Silver metal – ounces	998,930	854,745
Zinc metal – tonnes	365	48
Lead metal – tonnes	226	138
Gold metal – ounces	922	857

Total cash cost per ounce (1)	$6.48	$6.78
Total production cost per ounce (1)	$8.49	$8.50

Payable ounces of silver (used in cost per ounce calculations)	951,861	837,735

Alamo Dorado(2)

Tonnes milled	391,957	137,041
Average silver grade – grams per tonne	133	124
Silver metal – ounces	1,418,911	267,024
Gold metal – ounces	4,762	696

Total cash cost per ounce (1)	$3.22	$10.22
Total production cost per ounce (1)	$7.86	$15.13

Payable ounces of silver (used in cost per ounce calculations)	1,415,364	266,104

San Vicente Mine (95% ownership)(3)

Tonnes milled	8,135	15,920
Average silver grade – grams per tonne	238	312
Average zinc grade - percent	3.53%	2.99%
Silver metal – ounces	49,043	136,473
Zinc metal - tonnes	217	367
Copper metal - tonnes	11	28

Total cash cost per ounce (1)	$3.77	$3.16
Total production cost per ounce (1)	$5.80	$3.82

Payable ounces of silver (used in cost per ounce calculations)	43,566	122,176

Pyrite Stockpile

Tonnes sold	10,531	14,730
Average silver grade - grams per tonne	221	245
Silver metal – ounces	74,813	115,925

Total cash cost per ounce (1)	$5.59	$3.84
Total production cost per ounce (1)	$5.59	$3.84

		-
Payable ounces of silver (used in cost per ounce calculations)	38,360	60,990

(1)
Cash cost per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the unaudited consolidated financial statements and accompanying footnotes.  In addition, see the reconciliation of operating costs to “Cash Cost per Ounce of Payable Silver” set forth in the Management Discussion and Analysis.

(2)	Alamo Dorado had not achieved commercial production levels in the 1st quarter of 2007. Commercial production was achieved on April 1, 2007
(3)	Pan American owned 55% of San Vicente in the first quarter of 2007.